AB CarVal Opportunistic Credit Fund
1601 Utica Avenue South, Suite 1000
Minneapolis, MN, 55416

July 24, 2023

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

VIA EDGAR

Re: AB CarVal Opportunistic Credit Fund
      File Nos. 811-23858 and 333-270884

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), enclosed for filing on behalf of AB CarVal Opportunistic Credit Fund, a Delaware statutory trust (the "Trust"), please find:

(i) attached as Exhibit A, a copy of the Trust's fidelity bond issued by AON Risk Services Northeast Inc. (the "Fidelity Bond"); and

(ii) attached as Exhibit B, an officer's certificate certifying the resolutions approved by the Board of Trustees of the Trust, including a majority of the Trustees who are not "interested persons" of the Trust as defined in the 1940 Act, regarding the amount, type, form and coverage of the Fidelity Bond.

Please be advised that the Fidelity Bond premium has been paid for the period from July 13, 2023 to July 13, 2024.

Sincerely,

/s/ Neal Kalechofsky
Neal Kalechofsky
Secretary



CHUBB

EXHIBIT A

Financial Institution Bond for Investment Companies Binder Letter

Contact Information

To: Cara LaTorre	Phone:
Producer: AON RISK SERVICES NORTHEAST INC	Email Address: cara.latorre@aon.com
Licensed Producer Contact: Cara LaTorre	Date: July 18, 2023

Account Information

Applicant Name:	AB CARVAL OPPORTUNISTIC CREDIT FUND
Applicant Address:	1601 UTICA AVE S STE 1000 MINNEAPOLIS, MN 554163400

Policy Information

Type of submission: New Business

Product: Financial Institution Bond for Investment Companies

Policy Form: PF-52903 (08/21)

Issuing Company: Federal Insurance Company

Paper Type: Admitted

Policy Period: July 13, 2023 to July 13, 2024

Policy Number: J06360099



Cover Letter

Dear Cara,

Please review this binder for accuracy and contact CHUBB prior to the effective date of policy coverage in the event of any inaccuracies to this binder. If CHUBB does not hear from you prior to the effective date, it will be assumed that this binder has been accepted as an accurate description of our agreed upon terms of coverage.

Sincerely,
Ryan Aughavin

(212) 731-0015
Ryan.Aughavin@Chubb.com



Payment Plan Option
☒ Agency Bill
☒ Pre-Paid* (100% in 1 payment)

Subjectivities
CHUBB hereby binds the coverage described below. However, any obligations the Insurer may have under this binder are conditioned upon each of the following conditions having first been met. • There are no subjectivities for the US policy.



Premium Summary	
Aggregate Limit of Liability	**Not Applicable**
Premium	
Policy Premium	**$7,455.00**
Taxes, Assessment and Surcharges	
Total Taxes/Assessments/ Surcharges	**$0.00**
Total Quoted Premium	**$7,455.00**
Commission	0%

Insuring Clauses			
Check if Included	Insuring Clause	Single Loss Limit of Liability	Deductible Amount
☒	Employee	$1,000,000	$0
☒	On Premises	$1,000,000	$50,000
☒	In Transit	$1,000,000	$50,000
☒	Forgery or Alteration	$1,000,000	$50,000
☒	Extended Forgery	$1,000,000	$50,000
☒	Counterfeit Money	$1,000,000	$50,000
☒	Computer System Fraud	$1,000,000	$50,000
☒	Claims Expense	$10,000	$0
☒	Audit Expense	$10,000	$0
☒	Uncollectible Items of Deposit	$1,000,000	$50,000
☒	Voice Initiated Funds Transfer Instruction	$1,000,000	$50,000
☒	Stop Payment Order	$25,000	$10,000



The following Endorsement(s) will be added to the basic contract(s)

The titles and headings are for convenience only. Please refer to the policy and endorsements for a description of coverage.

Title	Form Number
MINNESOTA AMENDATORY ENDORSEMENT	PF-51489 (02/19)
STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT	PF-52917 (08/21)

The following Basic Contract(s) are applicable for this binder

Title	Form Number
Financial Institution Bond For Investment Companies	PF-52903(08/21)

The following Notice(s) will be added to the basic contract(s)

Title	Form Number
Important Notice	14-02-12160 (08/19)
Notice of Loss Control Services	14-02-23030 (05/18)
Notice Concerning Policyholder Rights in an Insolvency Under the Minnesota Insurance Guaranty Association Law	99-10-0311 (08/19)
Notice to Policyholders	99-10-0460B (08/19)
Chubb Producer Compensation Practices and Policies	ALL-20887a (09/19)
Trade or Economic Sanctions Notice	ALL-21101 (09/19)
Social Engineering Tips	ALL-317454 (03/21)
U.S. Treasury Departments Office of Foreign Assets Control - OFAC - Advisory Notice to Policyholders	PF-17914a (04/16)
Notice to Policyholders - Questions About Your Insurance	PF-17993a (04/20)



Conditions of this Binder

This Binder is valid for 30 days from the Policy Period inception date.

Please read this Binder carefully, as the limits, coverage and other terms and conditions may vary significantly from those requested in your submission and/or from the expiring policy. Terms and conditions that are not specifically mentioned in this Binder are not included. The terms and conditions of this Binder supersede the submitted insurance specifications and all prior quotes and binders. Actual coverage will be provided by and in accordance with the policy as issued.

The insurer is not bound by any statements made in the submission purporting to bind the insurer unless such statement is reflected in the policy or in an agreement signed by someone authorized to bind the insurer.

When signed by the Insurer, the coverage described above is in effect from 12:01 AM (local time at the address shown above) of the Policy Period inception date listed above to 12:01 AM (local time at the address shown above) of the Policy Period expiration date listed above pursuant to the terms, conditions and exclusions of the policy form listed above and any policy endorsements described above. Unless otherwise indicated, this Binder may be cancelled by the Insured, or by the Producer on behalf of the Insured, by written notice to the Insurer or by the surrender of this Binder stating when such cancellation shall be effective. Unless otherwise indicated, this Binder may be cancelled by the Insurer prior to the Policy Period inception date by sending written notice to the Insured at the address shown above stating when such cancellation shall be effective. Unless otherwise indicated, this Binder may be cancelled by the Insurer on or after the Policy Period inception date in the same manner and upon the same terms and conditions applicable to cancellation of the policy form listed above. If cancellation of the Binder, by or on behalf of either the Insured or the Insurer, is effective after the Policy Period inception date, then the Insurer shall be entitled to the earned premium, on a pro-rata basis, for the covered period. Issuance by the Insurer and acceptance by or on behalf of the Insured of the policy shall render this Binder void except as indicated below.

Conditions precedent to coverage afforded by this Binder are: (1) receipt, review and acceptance of the information required herein within the stated timeframe; and (2) that no material change in the risk occurs and no submission is made to the Insurer of a claim or circumstances that might give rise to a claim between the date of this Binder indicated above and the Policy Period inception date. If such required information is not received, reviewed and accepted within the stated timeframe, or such material change in the risk is discovered or submission of a claim or circumstance is made, then the proposed insurance coverage will be void ab initio ("from the beginning"). The underwriter, at its sole discretion, may also modify the terms and conditions of the policy, and/or cancel coverage, pursuant to the terms of the policy.

Note: If the Insuring Company noted above is Chubb Custom Insurance Company, Westchester Surplus Lines Insurance Company, Executive Risk Indemnity Inc. (in Connecticut only) or Illinois Union Insurance Company, then this insurance is issued pursuant to the state Surplus Lines laws that the Insured is domiciled. Persons insured by Surplus Lines carriers do not have the protection of the above captioned state's Guaranty Act to the extent of any right of recovery for the obligation of an insolvent unlicensed insurer.

Any applicable taxes, surcharges or countersignature fees, etc., are in addition to the above bound figures. Your office is responsible for making State Surplus Lines Filings and complying with all applicable laws. Premium Surcharge Notice is attached, if applicable.

Sincerely,
Ryan Aughavin

(212) 731-0015
Ryan.Aughavin@Chubb.com

Chubb. Insured.℠

EXHIBIT B

OFFICER'S CERTIFICATE

July 24, 2023

I, Neal Kalechofsky, hereby certify that I am the Secretary of AB CarVal Opportunistic Credit Fund, a Delaware statutory trust (the "Trust"), that, as such, I am authorized to execute this certificate on behalf of the Trust, and that:

The resolutions attached hereto as Annex A are true, correct and complete copies of the resolutions duly adopted by the Trust's Board of Trustees relating to the fidelity bond of the Trust. Such resolutions have not been amended, modified or revoked and are in full force and effect on the date hereof.

IN WITNESS WHEREOF, I have executed this Certificate as of the date first written above.

 /s/ Neal Kalechofsky
 Name: Neal Kalechofsky
 Title: Secretary

ANNEX A

RESOLVED, that the appropriate officers of the Fund be, and each hereby is, authorized and directed to take and/or ratify all necessary action for the Fund to purchase fidelity bond coverage ("Fidelity Bond") as described at the meeting; and be it

FURTHER RESOLVED, that it is the finding of the Board that the Fidelity Bond covering, among others, officers and employees of the Fund in accordance with the requirements of Rule 17g-l under the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the value of the assets of the Fund to which any person covered under the Fidelity Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Fund's assets and the nature of the securities in the Fund's portfolio; and be it

FURTHER RESOLVED, that the Fidelity Bond be, and hereby is, approved and ratified by a vote of the Board (all Trustees voting) and separately by a majority of the Independent Trustees; and be it

FURTHER RESOLVED, that the secretary of the Fund shall file, or arrange for the filing of, the Fidelity Bond with the SEC and give, or arrange for the giving of, the notices required under paragraph (g) of Rule 17g-1 under the 1940 Act; and be it

FURTHER RESOLVED, that the Trustees and the appropriate officers of the Fund, or any of them, are authorized to make any and all payments and to do any and all other acts, in the name of the Fund and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.